UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-22224

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/22 (MM/DD/YY) AND ENDING 09/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: First Kentucky Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4360 Brownsboro Road, Suite #300
(No. and Street)

Louisville	KY	40207
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ryan O'Connor	(502) 238-7743	ryan@firstky.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cherry Bekaert LLP
(Name – if individual, state last, first, and middle name)

3800 Glenwood Ave. #200	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

10/20/2003	677
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Ryan P. O'Connor, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Kentucky Securities Corporation, as of 9/30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

[signature]
Notary Public

Patricia B. Hughes, Notary Public
State at Large, Kentucky
Notary ID KYNP10210
My Commission Expires 8/25/2024

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FIRST KENTUCKY SECURITIES CORPORATION

FINANCIAL STATEMENTS

September 30, 2023 and 2022

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors
First Kentucky Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of First Kentucky Securities Corporation (the "Company") as of September 30, 2023 and 2022, and the related statements of income, stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Prior Period Financial Statements

The financial statements as of September 30, 2022, were audited by MCM CPAs & Advisors LLP, which was acquired by Cherry Bekaert LLP as of October 31, 2023, and whose report dated December 28, 2022, expressed an unmodified opinion on those statements.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I, Comparative Computation of Net Capital under 15c3-1 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as First Kentucky Securities Corporation’s auditor since 2023.

Cherry Bekaert LLP

Louisville, Kentucky
December 29, 2023

FIRST KENTUCKY SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION

September 30, 2023 and 2022

Assets	2023	2022
Current Assets		
Cash and cash equivalents	$ 1,063,766	$1,189,685
Accounts receivable	66,753	94,533
Securities held in inventory	863,378	1,696,157
Prepaid expenses and other	11,811	90,554
Prepaid income taxes	45,831	32,528
Deposit held with clearing house	100,000	100,000
Total current assets	2,151,539	3,203,457
Non-Current Assets		
Right of use asset	345,863	499,779
Property and equipment, net	33,323	46,576
Total non-current assets	379,186	546,355
Total assets	$ 2,530,725	$3,749,812
Liabilities and Stockholders' Equity		
Current Liabilities		
Note payable	$ 827,611	$1,533,735
Accounts payable	25,000	-
Current portion of lease liability	155,979	152,154
Income taxes payable	1,617	663
Accrued liabilities and other	341,905	410,288
Total current liabilities	1,352,112	2,096,840
Lease Liability, less current portion	200,116	356,095
Total liabilities	1,552,228	2,452,935
Stockholders' Equity		
Common stock, $500 par value, 200 shares authorized, 129 and 181 issued and outstanding in 2023 and 2022, respectively	64,500	90,500
Additional paid-in capital	343,483	343,483
Retained earnings	570,514	862,894
Total stockholders' equity	978,497	1,296,877
Total liabilities and stockholders' equity	$ 2,530,725	$3,749,812

See accompanying notes.

FIRST KENTUCKY SECURITIES CORPORATION

STATEMENTS OF INCOME

Years Ended September 30, 2023 and 2022

	2023	2022
Revenues		
Advisory fees	$ 73,774	$ 79,775
Commissions	2,107,276	2,839,618
Designated sales	15,920	23,392
Fiscal agent fees, net	127,780	89,206
Handling fees	22,524	27,119
Interest	49,813	43,406
Managed account fees, net	3,778,082	5,177,707
Miscellaneous	615,954	50,822
Trading account (losses) gains, net	(195,054)	55,168
Underwriting, net	70,936	138,296
Incentive payment	-	138,889
Total revenues	$ 6,667,005	$ 8,663,398

See accompanying notes.

FIRST KENTUCKY SECURITIES CORPORATION

STATEMENTS OF INCOME (Continued)

Years Ended September 30, 2023 and 2022

	2023	2022
Expenses		
Advertising	$ 22,079	$ 27,169
Bank charges	87	135
Employee benefits	152,905	184,727
Charge-offs (recoveries)	-	3,439
Clearing fees	209,390	255,854
Contract labor	57,203	49,796
Correspondent fees	4,787	7,359
Depreciation	13,252	8,979
Donations	550	2,457
Dues and subscriptions	146,453	151,162
Employee and customer relations	37,411	56,099
Equipment rental	5,645	13,776
Information systems	139,190	162,016
Insurance	76,916	86,166
Interest	430	-
Legal	174,777	574,602
Licenses and registrations	51,350	52,386
Managed account expense	3,811	3,663
Miscellaneous	13,383	11,101
Office supplies	19,731	32,369
Postage and shipping	6,678	10,398
Professional fees	100,377	107,835
Regulatory fees	37,551	42,291
Rent	198,904	194,611
Retirement	143,683	165,104
Salaries, commissions, and related taxes	4,693,199	6,191,049
Telephone and internet access	11,411	11,372
Training	15,441	12,748
Travel	14,507	13,988
Underwriting expenses	20,516	61,429
Utilities	9,179	8,980
Total expenses	6,380,796	8,503,060
Net income before income taxes	286,209	160,338
Income Tax Expense	74,527	31,755
Net income	$ 211,682	$ 128,583

See accompanying notes.

FIRST KENTUCKY SECURITIES CORPORATION

STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended September 30, 2023 and 2022

	Common Stock				Total
	Number of Shares	Amount	Additional Paid In Capital	Retained Earnings	Stockholders' Equity
Balance at September 30, 2021	177.66	$ 88,833	$ 329,220	$ 824,811	$ 1,242,864
Dividends paid	-	-	-	(90,500)	(90,500)
Issuance of common stock	3.34	1,667	14,263	-	15,930
Net income	-	-	-	128,583	128,583
Balance at September 30, 2022	181.00	90,500	343,483	862,894	1,296,877
Dividends paid	-	-	-	(135,750)	(135,750)
Redemption of common stock	(52.00)	(26,000)	-	(368,312)	(394,312)
Net income	-	-	-	211,682	211,682
Balance at September 30, 2023	129.00	$ 64,500	$ 343,483	$ 570,514	$ 978,497

See accompanying notes.

FIRST KENTUCKY SECURITIES CORPORATION

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Years Ended September 30, 2023 and 2022

	2023	2022
Statement of Changes in Subordinate Liabilities		
Subordinated liabilities at beginning of year	$ -	$ -
Increase in liabilities	-	-
Decrease in liabilities	-	-
Subordinated liabilities at end of year	$ -	$ -

See accompanying notes.

FIRST KENTUCKY SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS

Years Ended September 30, 2023 and 2022

	2023	2022
Net income	$ 211,682	$ 128,583
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation	13,252	8,979
Share-based compensation	-	15,930
Change in assets and liabilities:		
Decrease (increase) in assets:		
Accounts receivable	27,780	(29,404)
Prepaid income tax	(13,303)	(8,873)
Securities held in inventory	832,779	(716,284)
Prepaid expenses and other	78,743	(87,163)
Right of use asset	153,916	156,569
Increase (decrease) liabilities:		
Accounts payable	25,000	-
Income taxes payable	954	663
Lease liability	(152,154)	(150,990)
Accrued liabilities	(68,382)	(276,079)
Net cash flows provided by (used in) operating activities	1,110,267	(958,069)
Cash Flows From Investing Activities		
Purchase of property and equipment	-	(29,461)
Net cash flows (used in) investing activities	-	(29,461)
Cash Flows From Financing Activities		
Dividends paid	(135,750)	(90,500)
Redemption of common stock	(394,312)	-
Note payable proceeds (payments), net	(706,124)	707,382
Net cash flows (used in) provided by financing activities	(1,236,186)	616,882
Net change in cash, cash equivalents, and restricted cash	(125,919)	(370,648)
Cash, cash equivalents, and restricted cash at beginning of year	1,289,685	1,660,333
Cash, cash equivalents, and restricted cash at end of year	$ 1,163,766	$ 1,289,685
Supplemental Disclosure		
Cash paid during the year for interest	$ 430	$ -
Cash paid during the year for income taxes	$ 85,900	$ 38,785

See accompanying notes.

FIRST KENTUCKY SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Organization and Operations

First Kentucky Securities Corporation ("the Company"), a Kentucky C-corporation, is a full service broker-dealer with offices in Lexington and Louisville, Kentucky. The Company is registered as a securities broker-dealer and registered investment advisor under the Securities Exchange Act of 1934, and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company specializes in providing financial advisory services to public entities and in the trading and underwriting of Kentucky tax free municipal bonds.

Note 2. Summary of Significant Accounting Policies

Basis of accounting:

The financial statements of the Company are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Accounting Standards Codification (“ASC”), as produced by the Financial Accounting Standards Board (“FASB”), is the sole source of authoritative GAAP.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents:

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

Restricted cash:

On October 1, 2018, the Company adopted FASB ASU 2016-18, Statement of Cash Flows (Topic 230), requiring an entity to disclose amounts related to restricted cash. The Company is required by FINRA to maintain a minimum amount of net capital in the amount of $100,000. This amount is included in cash, cash equivalents, and restricted cash as reported in the statements of cash flows.

NOTES TO FINANCIAL STATEMENTS

Revenue recognition:

Revenue is recognized in accordance with FASB ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606) requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of goods or services to customers. The Company derives its revenues primarily from commissions, advisory fees, variable annuity, and mutual fund revenue.

The Company's securities transactions and the related profit or loss are recorded on a trade date basis. Revenues and fees from advisory, consulting, account management and other income are recognized when the related service has been performed by the Company.

Accounts receivable:

As of September 30, 2023 and 2022, the Company had commissions receivable (recorded in accounts receivable) from the clearinghouse of approximately $67,000 and $95,000, respectively. The Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts is recorded. If the accounts receivable becomes uncollectible, write-offs will be charged to operations when that determination is made.

Securities held in inventory:

The Company purchases and holds certain municipal bonds and certain preferred stock that it deems saleable, and records the purchase cost. The Company carries these investments at fair value in accordance with FASB ASC 820. The result in differences between cost and estimated fair value (unrealized gains and losses) are included in the statements of income at the end of a reporting period. When a security is sold from inventory, a realized gain or loss is recognized. The period of time these securities are held is usually less than sixty days.

Fair value measurements:

The Company applies GAAP for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Good faith deposit:

Periodically, the Company will commit to purchase certain municipal bonds upon issuance. As part of the commitment, the Company is often required to make a deposit to secure their buying position.

Property and equipment:

Property and equipment are recorded at cost and depreciated over their estimated useful lives ranging from 5 to 15 years in accordance with the straight-line depreciation method. The cost, accumulated depreciation and net book value of property and equipment are listed in Note 6. Depreciation expense was $13,252 and $8,979 during fiscal years 2023 and 2022, respectively.

Leases:

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a noncancelable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The implicit rate of our lease is not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease throughout the lease term at the amount of the remeasured lease liability (i.e. present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. The Company has determined this rate to be 3.25% at the inception of the lease. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Deposit held with clearing house:

As part of the broker-dealer agreement described in the Revenue Recognition and Accounts Receivable section above, the Company is required to maintain a $100,000 cash deposit with the clearing house. The Company has complete ownership and receives interest income on the funds, but is required to maintain the deposit as security until termination of the agreement with the clearing house.

Net capital requirements:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 ("the Rule"), the Company is required to maintain a minimum net capital of not less than $100,000. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1 as computed under the Rule. The Corporation makes and files the required net capital calculations as necessary. Net capital and aggregate indebtedness at September 30, 2023 and 2022 are shown on page 22 of this report, as a component of supplementary information.

Income taxes:

The Company accounts for income taxes in accordance with ASC provisions for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The ASC standards also require recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach. There are no deferred income taxes as of September 30, 2023 and 2022.

The Company’s policy for interest and penalties on material uncertain tax positions recognized in the financial statements is to classify these as interest expense and operating expense, respectively. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that significantly impact the financial statements or related disclosures.

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company’s tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge.

Advertising costs:

Advertising costs are expensed as incurred except for advertising costs that have a contractual life. Advertising costs with a contractual life are amortized over the life of the contract. Advertising costs included in the accompanying statements of income were $22,079 and $27,169 for the years ended September 30, 2023 and 2022, respectively.

Book value per share:

Total book value per share was approximately $7,585 and $7,165, as of September 30, 2023 and 2022, respectively.

Subsequent events:

Subsequent events of the Company have been considered through the date of the Report of Independent Registered Public Accounting Firm, which represents the date the financial statements were available to be issued.

Note 3. Commissions and Fees

Commissions and fees includes brokerage commission income, life insurance commissions, mutual fund, 12b-1 and investment advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transactions prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions:

Brokerage commissions - The Company buys and sells securities on behalf its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the settlement date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the settlement date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Life insurance and variable annuities - The Company receives commissions for selling life insurance and variable annuities to its customers. The Company identifies contracts with customers and the performance obligations in those contracts. The Company recognizes revenue upon completion of the performance obligation, at the transaction price stipulated in each contract.

Distribution fees - The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the settlement date. Any fixed amounts are recognized on the settlement date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Asset management:

Investment advisory fees and managed account fees - The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue on a pro rata basis over the quarter as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Disaggregated commissions and fees:

The following table presents revenue by major source.

	2023	2022
Commissions:		
Brokerage commissions	$1,791,220	$2,407,082
Life insurance and variable annuities	313,752	429,768
Options	2,304	2,768
Total commissions revenue	$2,107,276	$2,839,618
Asset management:		
Advisory fees	$ 73,774	$ 79,775
Managed account fees	3,778,082	5,177,707
Total asset management fee revenue	$3,851,856	$5,257,482

The table above excludes miscellaneous income and certain other fees and payments received.

Note 4. Fair Value of Financial Instruments

The FASB's ASC contains guidance regarding the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3.

Securities held in inventory are carried at fair value at September 30, 2023 and 2022. Investment income or loss (including interest, dividends, and realized gains and losses) and unrealized gains and losses related to securities held in inventory are reported as gains or losses in the statements of income.

The Company follows the fair value provisions of the ASC. These provisions define fair value as the price that would be received to sell the asset or paid to transfer the liability to a market participant. They also establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include the following categories:

- Level 1: Quoted market prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.

- Level 3: Unobservable inputs that are not corroborated by market data. These inputs reflect a company's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company utilizes a clearing house for the valuation of the majority of securities held. This clearing house is an independent, third party vendor recognized to be an industry leader with access to market information who obtains or computes fair values from quoted market prices, pricing for similar securities, recently executed transactions, cash flow models with yield curves and other pricing models. For valuations obtained from the clearing house, the Company performs due diligence to understand how the valuation was calculated or derived, focusing on the valuation technique used and the nature of the inputs.

The following section describes the valuation methodologies used to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which the instrument is generally classified.

Cash equivalents:

The valuation of securities that are actively traded or have quoted prices are classified as Level 1. These securities include money market funds and U.S. Treasury bills.

Securities held in inventory

Securities valued using Level 1 inputs would include highly liquid government bonds for which quoted market prices are available. Securities using Level 2 inputs are valued using pricing for similar securities, recently executed transactions, cash flow models with yield curves and other pricing models utilizing observable inputs. Most fixed income securities are valued using Level 2 inputs. Level 2 includes municipal bonds, corporate senior notes and preferred securities.

Assets measured at fair value on a recurring basis are summarized below:

	Assets at Fair Value as of September 30, 2023			
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 965,000	$ -	$ -	$965,000
Securities held in inventory	-	863,378	-	863,378
Total assets at fair value	$ 965,000	$863,378	$ -	$1,828,378

	Assets at Fair Value as of September 30, 2022			
	Level 1	Level 2	Level 3	Total
Cash equivalents	$1,100,000	$ -	$ -	$1,100,000
Securities held in inventory	-	1,696,157	-	1,696,157
Total assets at fair value	$1,100,000	$1,696,157	$ -	$2,796,157

The Company had no assets or liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of or during the years ended September 30, 2023 and 2022. Additionally, there were no transfers between Levels 1 and 2 during the years ended September 30, 2023 and 2022.

Note 5. Securities Held In Inventory

Securities inventory at September 30, 2023 and 2022 consist of the following:

	2023	2022
Kentucky municipal fixed income securities	$843,321	$1,608,287
Other State municipal fixed income securities	20,057	87,870
	$ 863,378	$1,696,157

Note 6. Property and Equipment

Property and equipment at September 30, 2023 and 2022 consist of the following:

	2023	2022
Office equipment	$ 124,961	$ 124,961
Furniture and fixtures	2,257	2,257
Leasehold improvements	34,774	34,774
	161,992	161,992
Less accumulated depreciation	(128,668)	(115,416)
Property and equipment, net	$ 33,324	$ 46,576

Note 7. Incentive Payment

In August 2019, the Company reached an agreement with their clearing broker (RBC Dain) to provide clearing and custody services for a three-year period beginning August 2019 and ending July 2022. As part of the agreement, the Company received a cash incentive payment of $500,000 from RBC Dain. This amount is to be recognized as revenue in equal amounts for the duration of the agreement. The amount of revenue recognized was $0 and $138,889 for the years ended September 30, 2023 and 2022, respectively. The deferred portion of this incentive payment was $0 as of September 30, 2023 and 2022. There was not a renewal or new agreement after July 2022.

Note 8. Note Payable

The Company enters into annual note agreements dated January 1, with their clearing broker (RBC Dain) to provide for borrowings on margin. The Company's total borrowing capacity is dependent upon the amount of securities and cash maintained on account with RBC Dain but is not to exceed 85% of the value of these amounts (approximately $5,000,000 as of September 30, 2023). The following were the total amounts outstanding on margin as of September 30:

	2023	2022
Borrowings on brokerage margin account at RBC Dain. The interest rate is 6.83% at September 30, 2023.	$827,611	-
Borrowings on brokerage margin account at RBC Dain. The interest rate is 4.58% at September 30, 2022.	-	$1,533,735
Total	$ 827,611	$1,533,735

Interest on the above notes varies based on certain market indices. The notes are secured by securities held in inventory and cash on deposit. Interest expense for the years ended September 30, 2023 and 2022 totaled $430 and $0, respectively.

Note 9. Leases

On October 1, 2019, the Company began accounting for leases under the ASU 2016-02, *Leases (Topic 842)* accounting guidance which amended existing lease accounting guidance. The update required the Company, the lessee, to recognize the right-of-use asset and related lease liability for its operating leases. The Company used a modified retrospective approach as the Company recorded a right-of-use asset and related lease liability upon the adoption of this accounting standard update.

The Company entered into a non-cancellable lease agreement for office space in Louisville, Kentucky, which commenced on July 28, 2015 and was renewed for an additional five and a half years on August 19, 2020. This operating lease is scheduled to expire on December 31, 2025. Lease expense under this lease agreement was $159,132 and $168,281 in 2023 and 2022, respectively.

The Company entered into a non-cancellable lease agreement for office space in Lexington, Kentucky, which commenced on November 1, 2018 and expired on October 31, 2021. The lease has continued on a month-to-month basis. Lease expense under this lease agreement was $39,772 and $26,330 in 2023 and 2022, respectively.

The Company considers leases with a maturity of twelve months or less to be short-term leases and such payments are expensed as paid and are not recorded in the accompanying statements of financial condition.

NOTES TO FINANCIAL STATEMENTS

The following summarizes lease costs for the year ended September 30, 2023:

Lease costs:	
Operating lease costs	$159,132
Other information:	
Weighted-average remaining lease term-operating leases	2.25 years
Weighted-average discount rate-operating leases	3.25%
Supplemental cash flows information:	
Cash paid for amounts included in the measurement of lease liabilities:	
Operating cash flows from operating leases	$152,154

Maturities of lease liabilities under noncancelable leases as of September 30, 2023:

Years ending September 30:	
2024	$155,979
2025	159,896
2026	40,220
	$356,095

Future minimum lease payments are as follows:

Years ending September 30:	
2024	$161,049
2025	165,092
2026	41,527
	$367,668
Total undiscounted lease payments	$367,668
Less: imputed interest	11,573
Total lease liability	$356,095

NOTES TO FINANCIAL STATEMENTS

Note 10. Income Taxes

The provision for income taxes at September 30, 2023 and 2022 consists of the following:

	2023	2022
Current provision:		
Federal	$ 54,999	$ 20,136
State and local	19,528	11,619
Total current provision	74,527	31,755
Deferred expense	-	-
Total expense	$ 74,527	$ 31,755
Tax expense at expected statutory rates	$ 75,204	$ 41,926
Tax exempt interest	(6,418)	(9,776)
Nondeductible expenses	3,553	2,902
Other	1,918	(3,297)
	$ 74,257	$ 31,755

Note 11. Commitments and Contingencies

In the ordinary course of business, the Company is subject to various pending and possible legal actions. Management believes the results of these legal actions, if any, will not have a material adverse effect on the Company's financial position or results of operations.

Note 12. Risks and Concentrations

A significant portion of the Company's business is for customers in Kentucky. Accordingly, the occurrence of any adverse economic conditions, including the municipal bond markets, or an adverse regulatory climate in the state could have a material adverse effect on the Company's business.

The Company maintains its cash at various financial institutions. The balance at times may exceed federally insured limits.

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect account balances and the amounts reported in the statements of income.

Note 13. Retirement Plan

During 2015, the Company introduced a 401(k) plan for its employees meeting certain eligibility requirements. Previously, the Company offered a Simple IRA Plan. Employee contributions are through payroll deductions. Under the 401(k) plan, the Company matches employee contributions up to 4% of the employee's salary. Contributions by employees and employer are limited to amounts permitted by current tax laws. Total expenses incurred by the Company for the years ended September 30, 2023 and 2022 were $143,683 and $165,104, respectively.

Note 14. Share-Based Compensation

In October 2019, the Company granted, over 3 years, 5 shares of stock each, along with the option to purchase an additional 5 shares of stock each, to two employees. The stock options were exercised by both employees during the fiscal year ended September 30, 2020, with the company receiving cash of $47,790. The share grants are being made via an agreement where one-third of the award is being issued to each employee as share-based compensation during the fiscal years ending September 30, 2020, 2021, and 2022, respectively. The amounts of Common Stock and Additional Paid-In Capital related to the share-based compensation for each of the years ended September 30, 2023 and 2022 were $0 and $15,930, respectively.

SUPPLEMENTARY INFORMATION

FIRST KENTUCKY SECURITIES CORPORATION

COMPARATIVE COMPUTATION OF NET CAPITAL UNDER 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2023 and 2022

	2023	2022
Net stockholders' equity ("net capital")	$ 978,497	$1,296,877
Deductions and/or charges:		
Nonallowable assets:		
Other receivables	45,831	32,528
Property and equipment, net	33,323	46,576
Total deductions	79,154	79,104
Net capital before percentage reductions	899,343	1,217,773
Pursuant to Rule 15c3-1:		
Reduction of securities held in inventory	(70,636)	(88,615)
Net capital	$ 828,707	$1,129,158
Aggregate indebtedness:		
Accounts payable, accrued liabilities, taxes payable	$ 378,754	$ 419,421
Computation of basic net capital requirement:		
Minimum net capital required	100,000	100,000
Excess net capital	$ 728,707	$1,029,158
Ratio of aggregate indebtedness to net capital	.46 to 1	.37 to 1
Reconciliation with company calculation:		
Net capital as reported in FOCUS report	$ 828,707	$1,129,158
Haircut calculation difference	-	-
Audit adjustments to account balances	-	-
Net capital	$ 828,707	$1,129,158

The Company claimed an exemption from Rule 15c3-3 under the provisions of Section (k)(2)(i) and (ii) and, as a result, has not included Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, or Schedule III- Information Related to Possession or Control Requirements Under SEC Rule 15c3-3.

The Company clears all transactions with and for customers on a fully disclosed basis with an independent clearing broker or dealer. The Company promptly transmits all customers' funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4 of the SEC (as are customarily made and kept by a clearing broker or dealer).

Cherry Bekaert LLP
Your Guide Forward

Report of Independent Registered Public Accounting Firm

To the Board of Directors
First Kentucky Securities Corporation

We have reviewed management's statements, included in the accompanying First Kentucky Securities Corporation Exemption Report, in which (1) First Kentucky Securities Corporation (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed the following exemptions from 17 C.F.R. Section 240.15c3-3: (k)(2)(i) and (k)(2)(ii) ("exemption provisions") and (2) First Kentucky Securities Corporation stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Louisville, Kentucky
December 29, 2023

FIRST KENTUCKY SECURITIES CORPORATION
Investing in Kentucky's Success for 40 Years
4360 BROWNSBORO ROAD SUITE 300 LOUISVILLE, KENTUCKY 40207
TELEPHONE (502) 893.7288 / (877) 890.7288 FAX (502) 893-1626

First Kentucky Securities Corporation
Exemption Report

First Kentucky Securities Corporation
4360 Brownsboro Road, Suite 300
Louisville, Kentucky 40207

SEC File No.: 8-22224
CRD No.: 7524

Fiscal Year Ended September 30, 2023

First Kentucky Securities Corporation and Subsidiary (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(i) and (2)(ii);

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Ryan P. O'Connor, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Ryan P. O'Connor
Chief Executive Officer